Transformational U.S. Uranium Transaction

Snow Lake Energy Acquires the

Advanced Pine Ridge Uranium Project in Wyoming Through a Strategic Partnership with

Global Uranium and Enrichment Limited

Winnipeg, Manitoba, Canada, March 12, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, is pleased to announce that it has entered into a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE") (ASX:GUE), to acquire 100% of the Pine Ridge Uranium Project ("Pine Ridge") in the Powder River Basin in Wyoming, United States.  In addition, Snow Lake will become a cornerstone investor in GUE though the acquisition of a 19.99% interest in GUE by participating in GUE's proposed AUD$9 million capital raise.

This acquisition and investment positions Snow Lake at the forefront of the uranium supply chain, securing exposure to significant and large uranium JORC 20121 resources in the United States, while also gaining access to next-generation uranium enrichment technology.  For more information on GUE, their uranium asset portfolio, and the scope of their JORC 2012 mineral resource base, please refer to their website.2

Following its recent capital raisings totaling ~USD$37 million, Snow Lake is fully funded to make its contributions to the Joint Venture, and to make its strategic investment in GUE.

Investment and Acquisition Highlights

  Premier U.S. Uranium Asset - Pine Ridge: Pine Ridge is located in Wyoming's Powder River Basin, and is an advanced In-Situ Recovery (ISR) uranium project primed for rapid development
  Pine Ridge is a uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target see GUE's ASX Announcement dated March 12, 2025
  Pine Ridge is surrounded by global-scale uranium projects held by UEC and Cameco, including Cameco's Smith Ranch Uranium Mill, which is located just 15km away, with a licensed capacity of 5.5M lbs U3O8 (see Figure 1)

1 The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("the JORC Code") 2012 edition.

2 https://globaluranium.com.au

  Joint Venture management team has significant uranium exploration, development and permitting experience in the Powder River Basin in Wyoming
  Drilling is expected to commence immediately after acquisition as part of an accelerated work program to advance Pine Ridge
  Wyoming is the leading uranium-producing region in the United States, supported by a favourable regulatory environment and streamlined permitting processes
  Key terms of the acquisition of Pine Ridge, and the Joint Venture between Snow Lake and GUE, are set out in Schedule A (below)
  Cornerstone Investment: Snow Lake will acquire a strategic 19.99% stake in GUE by participating in GUE's proposed $9M AUD capital raise
  Board Representation: Snow Lake CEO, Frank Wheatley, will join the Board of Directors of GUE as a Non-Executive Director, ensuring strategic alignment
  Broader GUE Uranium Portfolio Exposure: Snow Lake's investment in GUE also provides indirect exposure to multiple premier uranium assets currently held by GUE, including:
  Tallahassee Uranium Project (Colorado, USA):  With a large JORC 2012 Mineral Resource.  For more information on the resource, please refer to GUE's website3.
  Ubaryon Investment:  GUE holds a cornerstone position in Ubaryon, a pioneering Australian company developing next-generation uranium enrichment technology4

CEO Remarks

"We are thrilled to make the acquisition of the Pine Ridge Uranium Project together with Global Uranium and Enrichment Limited, and to make the investment in GUE to become their cornerstone investor" said Frank Wheatley, CEO of Snow Lake.

"The Powder River Basin in Wyoming is one of the preeminent uranium producing regions in the United States and this acquisition provides Snow Lake with a robust and strategic foothold in the United States. With global focus turning to nuclear energy to address energy security concerns, coupled with the United States administration's policies favoring domestic energy security and advanced nuclear technology, we see this acquisition and investment as a transformative opportunity to expand our uranium footprint and create value for our shareholders.

3 https://globaluranium.com.au

4 https://wcsecure.weblink.com.au/pdf/GUE/02912046.pdf

We are especially pleased with the exploration and development team GUE has assembled, with extensive background in both uranium exploration and operating in Wyoming, and we look forward to working closely with GUE and their team to rapidly advance the Pine Ridge Project, which we believe holds the potential to create substantial value for Snow Lake shareholders."

Figure 1: Location of Pine Ridge Uranium Project in Wyoming, U.S.

About Global Uranium and Enrichment Limited

Global Uranium and Enrichment Limited (GUE) is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Amid a nuclear energy renaissance, GUE is developing a portfolio of advanced, high grade uranium assets in prolific uranium districts in the United States and Canada, and has established a cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company.

For more information on GUE, please refer to their website5.

5 https://globaluranium.com.au

GUE Uranium Asset Portfolio:

  Pine Ridge Uranium Project (Wyoming, U.S.): Located in the premier U.S. uranium mining region with a substantial JORC 2012 exploration target.  More than 1,200 holes having been drilled on Pine Ridge, which have identified over 140 miles of redox fronts with potential to define a substantial In-Situ Recovery uranium resource base
  Tallahassee Uranium Project (Colorado, U.S.): Located in Colorado's Tallahassee Creek Uranium District containing a substantial JORC 2012 resource
  Athabasca Basin Projects (Saskatchewan, Canada): Portfolio of six high-grade exploration assets in the Athabasca Basin, home to the world's largest and highest-grade uranium mines.  Portfolio includes the Newnham Lake Project with grades of up to 1,953ppm U3O8 from historic drilling, and the Middle Lake Project with boulder-trains grades of up to 16.9% U3O86
  Ubaryon Investment (Australia): Cornerstone position in Ubaryon Pty Ltd, an Australian uranium enrichment technology company
  Maybell Uranium Project (Colorado, U.S.): High grade JORC 2012 exploration target established at the project.  Historical production of 5.3 million pounds of U3O8 (average grade 1,300ppm)
  Rattler Uranium Project (Utah, U.S.):  Located within La Sal Uranium District, Utah, 85km north of White Mesa Uranium/Vanadium mill, the only operating conventional uranium mill in the USA

GUE Management

GUE's Operational Staff includes Andrew Ferrier, Tim Brown, and Jim Viellenave.  These three individuals have more than 80 years of exploration, development, and operating experience in mining and mineral processing, much of which is in uranium.  Among the major projects worked on was the development, resource expansion, and full permitting for construction and operation of the Reno Creek ISR uranium project in Wyoming.  Reno Creek is a very similar project to Pine Ridge and is located approximately 30 miles away.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of three uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan, and the Buffalo Uranium Project is an exploration stage project in Wyoming, United States.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

6 Refer to GUE's ASX announcement dated 9 November 2021 for the JORC details of the Athabasca Projects and other historical information.  GUE confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement of 9 November 2021.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

Schedule A

Key Terms of Material Agreements

1. Purchase and Sale Agreement - Pine Ridge Uranium Project

PARTIES

Stakeholder Energy, LLC (Seller), Powder River Basin LLC (Buyer)

The Buyer is owned 50% by Usuran Resources Inc, a wholly owned subsidiary of Global Uranium and Enrichment Limited (GUE), and 50% by Snow Lake Exploration (US) Ltd., a wholly owned subsidiary of Snow Lake Resources Ltd.

ACQUISITION

The Seller agrees to sell, and the Buyer agrees to purchase, the Pine Ridge Uranium Project held by the Seller (Acquisition).

The Pine Ridge Uranium Project will be transferred to the Buyer upon payment of the Third Instalment.

CONSIDERATION

In consideration for Acquisition, the Buyer is to:

(a) pay the Seller a total of US$22,500,000 cash, to be paid in three equal installments of US$7,500,000, payable as follows:

(i) US$7,500,000 to be paid at closing (Closing) of the Acquisition contemplated by the Purchase and Sale Agreement (Acquisition Agreement) (First Instalment);

(ii) US$7,500,000 to be paid on or before one-year from the date of Closing (Second Instalment); and

(iii) US$7,500,000 to be paid on or before two years from the date of Closing (Third Instalment)

Unless the Parties otherwise agree, the Closing shall occur on or before April 22, 2025.

ROYALTY

The Buyer shall pay the Seller a production royalty based on an applicable royalty percentage (which will be calculated by a Net Smelter Returns variable between 3.5% and 6%, dependent on U3O8 Realized Price) from uranium, vanadium and related minerals produced and sold or deemed sold by Buyer from any additional property or property interests acquired by the Buyer, or its affiliates or permitted assigns, within twenty (20) years after the effective date of March 11, 2025.

PRE-CLOSING CONDITIONS

Closing of the Acquisition will be subject to standard closing conditions, including the Buyer and GUE obtaining all necessary shareholder, third-party, and regulatory approvals necessary to complete the transaction contemplated by the Acquisition Agreement (together, the Conditions).

EXPENDITURE REQUIREMENT	The Buyer shall expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Closing.
RIGHTS DURING TERM

The Seller grants to the Buyer the sole and exclusive right to enter upon and use the Mining Claims and the properties covered by the Underlying Agreements, and to grant such rights to its affiliates and permitted assigns, for the purpose and with the sole and exclusive right and privilege of prospecting, exploring for and developing uranium, vanadium and related minerals.

DEFAULT AND TERMINATION

(a) Default: the Buyer's failure to abide by the terms of the Acquisition Agreement, including its obligation to make full payment when due and without demand, constitutes a default. Upon the Buyer's default, the Seller may give the Buyer notice requiring the Buyer to satisfy the obligations within a period of twenty (20) business days from the date of the notice.

(b) Termination: the Acquisition Agreement may be terminated as follows:

(i) at the Buyer's sole discretion at any time prior to the payment of the Third Instalment and delivery of the transaction documents to the Buyer by the escrow agent;

(ii) upon notice by the Seller to the Buyer if the Conditions have not been satisfied and have not been waived by the Seller by May 15, 2025;

(iv) upon notice by the Buyer to the Seller if the Conditions have not been satisfied and have not been waived by Seller by May 15, 2025;

(v) at the Seller's sole discretion, upon the Buyer's default; or

(vi) at the Buyer's sole direction, upon the Seller's default.

(c) Effect of Termination: if such termination occurs prior to the Closing as a result of a default by the Buyer, the Buyer shall be obligated to pay to the Seller, as liquidated damages and not a penalty, a single break fee in the amount of US$500,000.

GOVERNING LAW

The Acquisition Agreement is to be governed by, and construed in accordance with, the laws of the State of Wyoming, other than its rules as to conflicts of laws which would result in the imposition of the laws of some other jurisdiction.

OTHER TERMS	The Acquisition Agreement otherwise contains provisions considered standard for an agreement of its nature (including exclusivity, representations and warranties and confidentiality provisions).

Joint Venture Agreement

PARTIES	Usuran Resources, Inc (a wholly owned subsidiary of Global Uranium and Enrichment Limited) (Usuran) Snow Lake Exploration (US) Ltd (a wholly owned subsidiary of Snow Lake Resources Ltd (Snow Lake)
JOINT VENTURE

The parties will have an initial interest in Powder River Basin LLC (JVCo) as follows:
(a) Snow Lake - 50%; and
(b) Usuran - 50%.
As their initial contributions, each party has contributed to the JVCo US$3,750,000 in order for the JVCo to pay the First Installment to the Seller.

In connection with the JVCo's payment and performance obligations under the Acquisition Agreement, each of the parties acknowledges its obligation to contribute the following to the JVCo: (i) cash in the amount of US$5,250,000 prior to the first anniversary of the Closing under the Acquisition Agreement (of which US$750,000 shall be contributed at least 3 business days before the closing date of the Acquisition Agreement), (ii) cash in the amount of US$5,250,000 prior to the second anniversary of the Closing  under the Acquisition Agreement, and (iii) cash in the amount of $2,000,000 prior to the third anniversary of the Closing under the Acquisition Agreement.

MANAGEMENT COMMITTEE AND MANAGER

The parties will establish a committee (Management Committee) consisting of four representatives, of which two representatives shall be appointed by Usuran and two representatives shall be appointed by Snow Lake.

The JVCo will be managed by one Manager.  The initial manager shall be Usuran.

DILUTION

Dilution due to Default
If a party (the Delinquent Member) has not contributed all or any portion of any additional capital contribution that such party is or was required to contribute (the Default Amount), then the other party (the Non-Defaulting Member) may elect to exercise its rights after the occurrence of the default.

If the Non-Defaulting Member elects to proceed as follows, the payment by the Non-Defaulting Member of the Default Amount shall be treated as a capital contribution by the Non-Defaulting Member to the JVCo on behalf of the Delinquent Member.  In such case, the Interest of the Delinquent Member shall be reduced by an amount (expressed as a percentage) equal to: (i) the Default Dilution Multiple; multiplied by the Default Amount; divided by (ii) the aggregate Contributed Capital of all parties (determined after taking into account the contribution of the Default Amount).  The Interest of the Non-Defaulting Member shall be increased by the reduction in the Interest of the Delinquent Member.  The foregoing adjustments shall be effective as of the date of the default.

Default Dilution Multiple means: (a) during the period prior to an affirmative vote of the Management Committee to undertake mining on any portion of the JVCo's properties (Affirmative Mining Decision), 1.5, and (b) during the period from and after an Affirmative Mining Decision, 2.0.

Dilution due to non-contribution
If a party (the Non-Contributing Member) delivers a notice to the Management Committee (Non-Contribution Notice), within twenty (20) days after the final vote adopting a Program and Budget, the Interest of each party shall be adjusted, effective as of the beginning of the period covered by the Program and Budget, to equal a fraction, expressed as a percentage:
(a) the numerator of which equals:

(i) the contributed capital of the party as of the beginning of the period covered by the Program and Budget; plus

(ii) the amount, if any, that the party has agreed to contribute to the Program and Budget; plus

(iii) if the party is the member which has or is deemed to have elected to contribute its proportionate amount to the Program and Budget in accordance with its Interest (Contributing Member), the amount of the Excess Contribution (being all or any portion of the underfunded amount by the Non-Contributing Member), if any, that the Contributing Member has agreed to contribute to the Program and Budget with respect to the Underfunded Amount, multiplied by the Non-Contribution Dilution Multiple; and

(b) the denominator of which equals the sum of the amounts calculated under item (i) above for all parties.

Non-Contribution Dilution Multiple means (a) during the period prior to an Affirmative Mining Decision, 1.0, and (b) during the period from and after an Affirmative Mining Decision, 1.5.

NON-COMPETE COVENANT	If a party voluntarily resigns or relinquishes its interest, the party and its affiliates may not directly or indirectly acquire any interest in property within the Area of Interest (as that term is defined in JVA) for a period 24 months from the date of the resignation of relinquishment.
TERMINATION	The JVCo will be terminated upon: (a) the unanimous agreement of the parties to dissolve the JVCo; or (a) upon completion of the distribution of the assets of the JVCo.
TRANSFER ON INSOLVENCY	In a party becomes the subject of an insolvency event (Insolvent Party), the Insolvent Party must notify the other party of its insolvency and transfer its entire interest in the JVCo, free of any encumbrances, to the other party as soon as reasonably practicable in exchange for payment of an amount equal to the fair market value of the transferred interest minus any fees and expenses incurred in the appraisal of the fair market value.
GOVERNING LAW	The JVA is to be governed by, and interpreted in accordance with, the laws of the State of Delaware, except for its rules as to conflicts of laws that would apply the laws of another state.
OTHER TERMS	The JVA otherwise contains provisions considered standard for an agreement of its nature (including programs and budgets, distributions and confidentiality provisions).